EXHIBIT 107

Calculation of Filing Fee Tables

Form S-1

(Form Type)

Forethought Life Insurance Company

(Exact Name of Registrant as Specified in its
Charter)

Table 1: Newly Registered and Carry Forward
Securities

	Security Type	Security Class Title	Fee Calculation or Carry Forward Rule	Amount Registered	Proposed Maximum Offering Price Per Unit	Maximum Aggregate Offering Price	Fee Rate	Amount of Registration Fee	Carry Forward Form Type	Carry Forward File Number	Carry Forward Initial Effective Date	Filing Fee Previously Paid in Connection with Unsold Securities to be Carried Forward
Newly Registered Securities
Carry Forward Securities	Other	Registered Indexed Linked Annuity Contract and interests therein	415(a)(6)	N/A	N/A	$3,480,000,000	N/A	N/A	Form S-1	333-257394	2/4/2022	$322,596.00
					Total Offering Amounts	$3,480,000,000		$0
					Total Fees Previously Paid			$0
					Total Fee Offsets			$0
					Net Fee Due			$0